Exhibit No. 21

Subsidiaries of Registrant

Subsidiary	State of Organization

Historic Discoveries, Inc.	Pennsylvania

Artifact Recovery & Conservation Inc. (subsidiary of Historic Discoveries, Inc.)	Pennsylvania

Sea Research Inc. (subsidiary of Historic Discoveries, Inc.)	Oklahoma

Sea Quest, Inc. (subsidiary of Sea Research, Inc.)	Oklahoma

Sovereign Exploration Associates International of Spain, Inc.	Pennsylvania

Lavelle Holdings, Inc.	Nevada

LeChameau Explorations Limited	Nova Scotia